SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For January 16, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SIGNATURE

This Report contains a copy of the following:
(1)	The Press Release issued on January 16, 2009.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 16 January, 2009
ING provides update on voluntary delisting from Paris, Frankfurt and Swiss stock exchanges
In line with the announcement made on 18 November 2008, ING today provides an update on the process to voluntary delist the ING shares from the Paris, Frankfurt and Swiss stock exchanges. Since the announcement, all relevant authorities and exchanges have approved the applications to delist.
NYSE Euronext has notified ING that the delisting from Euronext Paris will be effective on 20 January 2009, after the single order book for the Amsterdam, Brussels and Paris exchanges has been implemented. The last day of trading on Euronext Paris therefore will be 19 January. The delisting from the Frankfurt Stock Exchange is scheduled to be effective on 26 February 2009, with the last trading day 25 February. The delisting of ING shares from SIX Swiss Exchange is expected to be effective on 3 March 2009, with the last trading day 2 March.
The decision of ING to concentrate trading of its (depositary receipts for) shares on the stock exchanges in Amsterdam, Brussels and New York was based on the low volume of shares traded on the other exchanges, the fact that the original reasons for a broad range of listings were no longer relevant and the costs associated with maintaining the listings.
Press enquiries
Raymond Vermeulen
ING Group
+31 20 541 5682
Raymond.Vermeulen@ing.com
ING Profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 130,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
Important legal information
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (XI) conclusions with regard to purchase accounting assumptions and methodologies, (XII) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W. A. Brouwer
W. A. Brouwer
Assistant General Counsel

Dated: January 16, 2009